Macquarie Infrastructure Corporation

125 West 55th Street New York, NY 10019 UNITED STATES	Telephone Fax Internet	+1 212 231 1000 +1 212 231 1828 www.macquarie.com

July 25, 2016

Via Edgar

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4628

Re:	Macquarie Infrastructure Corporation

Form 10-K for Fiscal Year Ended December 31, 2015

Filed February 23, 2016

Form 8-K Dated May 3, 2016

File No. 001-32384

Dear Mr. Horowitz:

Set forth below are our responses to the Staff’s comments on the above-referenced documents contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 27, 2016. For your convenience, the comments provided by the Staff have been included in this letter preceding our responses. References within the response and acknowledgements to “we,” “us,” “our” and the “Company” herein refer to Macquarie Infrastructure Corporation.

Form 10-K for Fiscal Year Ended December 31, 2015

Selected Financial Data, page 53

1.	You present gross profit in your Form 10-K, but it does not appear that you include depreciation and amortization in cost of services and cost of product sales. The presentation of a figure for income before depreciation is not appropriate. Please revise your disclosure to comply with the guidance in SAB Topic 11B. Also, refer to Item 302(a)(1) of Regulation S-K.

Response:

We acknowledge that depreciation and amortization should be included in cost of services and/or cost of product sales in accordance with SAB Topic 11B and Item 302(a)(1) of Regulation S-K. In our 2015 Form 10K, Item 6, “Selected Financial Data” and Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations,” we show both consolidated and operating segment income statements in our MD&A where we use gross profit. In future filings, for businesses where the generation of revenue is dependent on the fixed assets, we will revise our disclosure to include a footnote indicating that depreciation is excluded from cost of services and cost of product sales and therefore excluded from gross profit. We will separately report depreciation expense as a separate line item within operating income (loss).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) excluding non-cash items and Free Cash Flow, page 62

2.	Your measure of EBITDA excluding non-cash items removes any base management fees and performance fees incurred, whether paid in cash or stock. This adjustment appears to be inconsistent with the updated Compliance and Disclosure interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

We acknowledge that presenting a performance measure that excludes normal, recurring, cash operating expenses necessary to operate the registrant’s business could be misleading as indicated in the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (“C&DI”). For the reasons noted below, we do not believe base management fees and performance fees, whether paid in cash or stock, should be considered normal, recurring, cash operating expenses, and therefore we do not believe that the exclusion of such fees in EBITDA excluding non-cash items is misleading.

Under our Third Amended and Restated Management Service Agreement (“MSA”) with Macquarie Infrastructure Management (USA) Inc. (MIMUSA or Manager), which is filed as an exhibit to our 2015 Form 10K, we incur a monthly base management fee based primarily on our market capitalization. Although the Manager could elect to settle the base management fees in cash, the Manager has made an affirmative election to settle such fees in stock and such fees have without exception been settled in stock since 2009. This election will remain the default form of settlement unless the Manager elects to change their method of settling base management fees to cash in the future, which we do not currently expect the Manager to do. Accordingly, we believe that excluding base management fees from EBITDA excluding non-cash items is not misleading as is consistent with the C&DI.

Under the MSA, in addition to a base management fee, a performance fee may be incurred at the end of a quarter if total shareholder returns exceed prescribed thresholds. As with the base management fee, although the Manager may elect to settle any performance fee in cash, the default method of settling such fees is in stock.

In the 47 quarters since our IPO in December 2004, performance fees have been incurred in only thirteen quarters. Of the thirteen, only two were settled in cash. In those two instances, the cash settlement was the result of a request from our independent board of directors in response to unique circumstances, not an unsolicited election on the part of the Manager. In both of those instances, the independent board of directors sought to avoid excessive dilution that would have resulted from the issuance of stock in the settlement of large performance fees that were incurred as a result of what we believe was a favorable market reaction to two acquisitions. In addition, we do not currently expect the Manager to elect to settle the fees in cash in the future. Accordingly, we believe that excluding performance fees, whether settled in stock or cash from EBITDA excluding non-cash items, is not misleading and is consistent with the C&DI.

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The following table sets forth all performance fees incurred and paid to the Manager since our IPO in December 2004.

#	Fees Earned for Qtr Ended	Performance Fee	Shares issued	Cash
		($ in thousands)	(actual shares)	($ in thousands)

1	Dec-04	$12,088	433,001	$-
2	Mar-05	-	-	-
3	Jun-05	-	-	-
4	Sep-05	-	-	-
5	Dec-05	-	-	-
6	Mar-06	4,134	145,547	-
7	Jun-06	-	-	-
8	Sep-06	-	-	-
9	Dec-06	-	-	-
10	Mar-07	957	21,972	-
11	Jun-07	43,005	1,171,503	-
12	Sep-07	-	-	-
13	Dec-07	-	-	-
14	Mar-08	-	-	-
15	Jun-08	-	-	-
16	Sep-08	-	-	-
17	Dec-08	-	-	-
18	Mar-09	-	-	-
19	Jun-09	-	-	-
20	Sep-09	-	-	-
21	Dec-09	-	-	-
22	Mar-10	-	-	-
23	Jun-10	-	-	-
24	Sep-10	-	-	-
25	Dec-10	-	-	-
26	Mar-11	-	-	-
27	Jun-11	-	-	-
28	Sep-11	-	-	-
29	Dec-11	-	-	-
30	Mar-12	-	-	-
31	Jun-12	-	-	-
32	Sep-12	23,509	559,644	-
33	Dec-12	43,820	857,179	-
34	Mar-13	22,042	394,824	-
35	Jun-13	24,440	454,258	-
36	Sep-13	6,906	126,181	-
37	Dec-13	-	-	-
38	Mar-14	-	-	-
39	Jun-14	4,960	81,680	-
40	Sep-14	116,585	747,460	65,000
41	Dec-14	-	-	-
42	Mar-15	148,728	1,851,149	-
43	Jun-15	135,641	944,046	67,821
44	Sep-15	-	-	-
45	Dec-15	-	-	-
46	Mar-16	-	-	-
47	Jun-16	-	-	-
	Total to Date	$586,817	7,788,444	$132,821

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As illustrated in the table above, of the 47 quarters since our IPO, we paid the performance fee in cash in only two instances, and in one of those instances, the cash portion was only half of the performance fee.

Furthermore, we believe that including the cash component of the settlement of any performance fee in EBITDA excluding non-cash items actually would be misleading. EBITDA excluding non-cash items is a key operating performance metric for our Company and it is important that it be reported consistently across periods for comparison purposes, as noted in the C&DI 100.02. Including the sporadic portions of the performance fees settled in cash would obscure the underlying operating results in the relevant periods and any meaningful comparison with prior comparable periods. The example below highlights the distortion that including the component of the performance fee paid in cash has on our operating results:

	QTR Ended	QTR Ended	2015 vs. 2014		QTR Ended	2014 vs. 2013
($ in thousands)	Sept 30, 2015	Sept 30, 2014	Var $	Var %	Sept 30, 2013	Var $	Var %

Proportionately Combined EBITDA excluding non-cash items	160,286	110,085	50,201	45.6%	85,067	25,018	29.4%
Less performance fees settled in cash	(67,821)	(65,000)	(2,821)	-4.3%	-	(65,000)	-
Proportionately Combined EBITDA excluding non-cash items including performance fee settled in cash	92,465	45,085	47,380	105.1%	85,067	(39,982)	-47.0%

For the quarter ended September 30, 2015 compared with September 30, 2014, MIC would have overstated the growth in earnings if we included the cash component of the performance fee in the operating results of our businesses. Conversely, for the quarter ended September 30, 2014 compared with the quarter ended September 30, 2013, MIC would have understated the growth in earnings if we included the cash component of the performance fee in the operating results of our businesses. EBITDA excluding non-cash items is a key performance indicator with respect to the ongoing performance of our businesses and our ability to generate cash, in part in support of our dividend. Overstating or understating our results can mislead users of our financial results who look at EBITDA excluding non-cash items to assess ongoing operating performance and our ability to successfully generate a cash return on investment.

As described above, base management fees have not been paid in cash since 2009, and performance fees are payable only if prescribed thresholds are met, and have been paid in cash only twice since our IPO and on one of these two occasions only partially in cash. Therefore, we believe that excluding the cash component of the base management fees and performance fee is not misleading and, for the reasons described above, including cash settled fees would be misleading.

3.	We note from your disclosure that you define “EBITDA excluding non-cash items” as earnings before interest, taxes, depreciation and amortization, and non-cash items. Address the following regarding your non-GAAP measure:

•	Measures with reference to EBITDA should use net income as presented in the statement of operations. However, we note your reconciliation on page 64 uses net (loss) income attributable to Macquarie Infrastructure Corporation. Revise your presentation accordingly. Refer to Item 10(e)(i)(B) of Regulation S-K and Question 103.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

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Response:

We acknowledge the Staff’s comment and, in future filings, will revise the reconciliation of EBITDA excluding non-cash items to be to net income (loss) as presented in the consolidated statement of operations rather than net income (loss) attributable to Macquarie Infrastructure Corporation.

•	We note that the adjustment for “non-cash items” includes an adjustment related to pension expense. Please expand your disclosure to state what the adjustment represents in the context of your pension accounting policy. In addition, explain the nature of the adjustment to non-controlling interest.

Response:

We acknowledge the Staff’s comment and, in future filings, will expand the disclosure to include the following description of the non-cash adjustment related to our pension expense:

“Other non-cash income, net, primarily includes non-cash adjustments related to pension expense, amortization of tolling liabilities, unrealized gains (losses) on commodity hedges and any non-cash gains (losses) on disposal of assets. The non-cash pension expense primarily consists of interest cost, expected return on plan assets and amortization of actuarial and performance gains and losses.”

With respect to the Staff’s comment as to the adjustment to non-controlling interest, as mentioned above, in future filings, we will reconcile EBITDA excluding non-cash items to net income (loss). As such, there will be no adjustment to non-controlling interests. This adjustment to non-controlling interests was a non-cash adjustment necessary when we reconciled EBITDA excluding non-cash items to net income (loss) attributable to Macquarie Infrastructure Corporation. The non-cash adjustment to non-controlling interest was to exclude the portion of net income (loss) attributable to the equity interest we did not own.

4.	You state that Free Cash Flow provides investors with additional insight into your future ability to deploy cash, but you separately note that Free Cash Flow does not fully reflect your ability to freely deploy generated cash. Revise to provide a consistent statement regarding the usefulness of Free Cash Flow. Refer to Item 10(e)(i)(C) of Regulation S-K and Question 102.07 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:

We acknowledge the Staff’s comment and, in future filings, will revise the description of Free Cash Flow and its usefulness as follows:

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“In addition to our results under U.S. GAAP we use certain non-GAAP measures to assess the performance and prospects of our business.

In analyzing the financial performance of our businesses, we focus primarily on cash generation and Free Cash Flow in particular. We believe investors use Free Cash Flow as a measure of the Company’s ability to sustain and potentially increase our quarterly cash dividend.

In addition, we measure EBITDA excluding non-cash items, a component of Free Cash Flow, as it reflects of our businesses’ ability to effectively manage the volume of products sold or services provided, the margin earned on those transactions and the management of operating expenses independent of the capitalization and tax attributes of those businesses.

We also use proportionately combined financial metrics, which reflects our ownership interest in each of our businesses and MIC Corporate. We use these measures to assess the amount of cash generated in proportion to our ownership interests in our businesses.

We define Free Cash Flow as EBITDA excluding non-cash items less cash paid for interest, taxes, pension contributions, and maintenance capital expenditures, including principal repayments on capital lease obligations used to fund maintenance capital expenditures. Thus, we view Free Cash Flow and EBITDA excluding non-cash items as key performance indicators with respect to the ongoing performance of our businesses and our ability to generate cash, in part in support of our dividend. In this report, we have disclosed Free Cash Flow on a consolidated basis and for each of our operating segments and MIC Corporate.

We define EBITDA excluding non-cash items as net income (loss) or earnings - the most comparable GAAP measure - before interest, taxes, depreciation and amortization and non-cash items including impairments, unrealized derivative gains and losses and adjustments for other non-cash items reflected in the statements of operations. EBITDA excluding non-cash items also excludes base management fees and performance fees, if any, whether paid in cash or stock.

We believe that both Free Cash Flow and EBITDA excluding non-cash items support a more complete understanding of the business factors and economic trends reflected in the financial performance of our businesses than would otherwise be achieved using GAAP results alone. Specifically, both Free Cash Flow and EBITDA excluding non-cash items reflect the ability of our businesses to generate cash on an ongoing basis. Our businesses can be characterized as owners of high-value, long-lived assets which tend to generate Free Cash Flow in excess of GAAP net income as a result of: (i) non-cash depreciation, amortization and impairment charges; (ii) our ability to defer all or a portion of current federal income taxes; (iii) non-cash gains or losses on derivatives; and, (iv) various other non-cash items such as pension expense, amortization of tolling liabilities, unrealized gain (losses) on commodity hedges and gains (losses) on disposal of assets. The non-cash pension expense primarily consists of interest cost, expected return on plan assets and amortization of actuarial and performance gains and losses. In addition, management uses Free Cash Flow as a measure of the Company’s ability to sustain and potentially increase its quarterly cash dividend. We believe that external consumers of our financial statements, including investors and research analysts, use this metric to assess the performance of the Company and as an indicator of our success in generating a cash return on investment.

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We do not consider Free Cash Flow to be a measure of liquidity because it does not fully reflect our ability to deploy generated cash for discretionary spending. It does not take into consideration required payments on indebtedness and other fixed obligations or the other cash items that are excluded when calculating Free Cash Flow. We note that Free Cash Flow may be calculated differently by other companies thereby limiting its usefulness as a comparative measure. Free Cash Flow should be used as a supplemental measure to help understand our financial performance and not in lieu of our financial results reported under GAAP.”

Reconciliation from Consolidated Free Cash Flow to Proportionately Combined Free Cash Flow, page 65

5.	We note your reconciliation of Free Cash Flow on a proportionately combined basis here and the explanatory disclosure on page 82 of your Form 10-K. We also note this type of disclosure in your quarterly press release. Please explain your basis for presenting this and other proportionately combined financial measures.

Response:

We acknowledge the Staff’s comment and, in future filings, will revise our disclosure to explain the basis for presenting financial information using a proportionately combined metric.

We do not own 100% of all of our businesses. For example, prior to our acquisition of the remainder of IMTT in July 2014, MIC had a 50% equity interest in this business and we reported the financial results of this business in proportion to our 50% ownership interest. For U.S. GAAP purposes, we reported the 50% equity interest in IMTT using the equity method of accounting. The equity method of accounting did not fully illustrate the financial impact of our ownership as it was reported on the consolidated statement of income in one line called “Equity in earnings and amortization charges of investee”. This line item alone did not show Free Cash Flow or EBITDA excluding non-cash items, our key performance indicators, in proportion to our ownership interest in the business at that point in time.

To include IMTT’s results from 100% of the business or the 50% equity method of accounting would have been misleading to users of our financial statements as it would have, depending on the time period, overstated or understated the actual contribution to MIC’s results from IMTT. On a proportionately combined basis, we reported only the portion of the results and cash generated from our percentage ownership interest in the business.

We will revise our future filings to clarify the fact that our basis for proportionately combined metrics is our proportionate interest in each of our businesses and MIC Corporate as follows:

“In addition to our results under U.S. GAAP we use certain non-GAAP measures to assess the performance and prospects of our business such as the use of proportionately combined metrics.

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The proportionately combined financial measures below reflect of MIC’s ownership interest in each of our operating businesses and MIC Corporate. Given our varied ownership levels in some of our businesses, principally in the CP&E segment, together with our obligations to report the results of these businesses on a consolidated basis, management believes that GAAP measures such as net income (loss) do not fully reflect all of the items it considers in assessing the amount of cash generated based on its ownership interest in its businesses. MIC notes that the proportionately combined metrics it uses may be calculated in a different manner by other companies and may limit their usefulness as a comparative measure. Therefore, proportionately combined metrics should be used as a supplemental measure to help understand our financial performance and not in lieu of our financial results reported under GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations” for a reconciliation of net income (loss) to EBITDA excluding non-cash items and to Free Cash Flow for each of our operating businesses and MIC Corporate ($ in thousands) (unaudited).”

Atlantic Aviation, page 70

Revenue and Gross Profit, page 71

6.	We note your inclusion of analysis on a “same store basis.” For example, you state that “On a same store basis, gross profit increased 8.3% from 2014 to 2015, driven by increases in fuel gross profit and hangar rentals.” Revise to disclose how you define same store metrics.

Response:

We acknowledge the Staff’s comment and, in future filings, will add the following disclosure to define same store metrics: “Our presentation of same store results in the current and prior comparable periods reflects contributions from FBOs that have been in operation for the same full months in each period.”

Notes to Financial Statements

Note 8. Long-Term Debt, page 120

7.	We note you issued senior notes in July 2014 which were convertible, at the holder’s option, at a conversion rate of 11.7942 shares per $1,000 principal, subject to adjustment. Disclosure on page 122 of your Form 10-K indicates that the conversion from a limited liability company to a corporation in May 2015 triggered senior note conversions and that the holders were entitled to an increased conversion rate of 12.7836 shares per $1,000 face amount. Please tell us about the provisions of the agreement relates to these convertible senior notes as it related to the adjustment of the conversion rate and explain your consideration of FASB ASC 815-40-25. If you have concluded that the conversion feature should not be separately accounted for as a derivative, explain whether you accounted for the modification to the rate of conversion pursuant to FASB ASC 470-50-40.

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Response:

Under the terms of MIC’s indenture (“indenture”) governing its 2.875% Convertible Senior Notes due 2019, consummation of the conversion constituted a “Make-Whole Fundamental Change” (as defined in the indenture). Therefore, if holders of the convertible notes converted their convertible notes from May 21, 2015 through the close of business on June 18, 2015 (20 business days following the consummation of the conversion), they would have been entitled to an increased conversion rate based upon the market price of the common stock and the date of the conversion.

In accounting for the conversion feature, we first evaluated whether the conversion feature meets the definition of a derivative based on the provisions of ASC 815-10-15-83. Based on this evaluation, we concluded the conversion feature meets the definition of a derivative instrument.

We then considered whether the conversion feature meets the conditions in ASC 815-10-15-74(a), which provides a scope exception for contracts issued or held by a reporting entity that are both: (1) indexed to its own stock; and (2) classified in stockholders’ equity in its statement of financial position.

In evaluating whether the conversion feature is indexed to our own stock, we considered the guidance in ASC 815-40-15-7 and the two-step evaluation process discussed therein. The conversion feature does not contain exercise contingencies that are based on either an observable market or an observable index other than those related to the market for the Company’s own stock and operations. We then evaluated the settlement provisions for the conversion feature using the guidance in ASC 815-40-15-7C through ASC 815-40-15-7I. Specifically, the adjustment provisions for the rate used to determine the number of shares to be received upon conversion of the notes relate to normal anti-dilution provisions, including changes in the Company’s underlying dividend rate. Based on our evaluation, we concluded the conversion feature is indexed to our own stock.

In evaluating whether the conversion feature would be classified in stockholders’ equity in our statement of financial position, we considered the guidance in ASC 815-40-25. We have a sufficient number of shares authorized and unissued that are available to settle upon conversion of the notes. There are no provisions that allow for net cash settlement, settlement in unregistered shares, or cash payments to the counterparty. In addition, the convertible notes do not require the Company to post collateral, nor do the notes contain any provision in which holders of the shares upon exercise rank higher than those of a shareholder of the stock underlying the contract. Based on our evaluation, we concluded the conversion feature would be classified in stockholders’ equity in our statement of financial position.

Based on these evaluations, we concluded the conversion feature meets the conditions in ASC 815-10-15-74(a), and accordingly, is excluded from the scope of ASC 815 and should not be separately accounted for as a derivative.

Neither does the increase in the conversion ratio trigger an extinguishment of debt (ASC 470-50) or a conversion of debt to equity securities of the debtor pursuant to conversion privileges provided in terms of the debt at issuance (ASC 470-20). The terms of the convertible senior notes did not change and therefore the temporary adjustment of the conversion ratio does not constitute a modification of a debt instrument. The note holder had the right to convert from debt to equity in the 20 trading day window following the increase in conversion ratio.

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Note 18. Quarterly Data (Unaudited), page 157

8.	Please expand your disclosure to also include gross profit and net (loss) income. Refer to Item 302 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and, in future filings, will expand our disclosure to include gross profit and net (loss) income.

Form 8-K Dated May 3, 2016

9.	With respect to the press release regarding your financial results for the quarter, we note the following:

•	Non-GAAP measures are described without at least an equally prominent descriptive characterization of the comparable GAAP measure;

•	Your earnings release headlines disclose non-GAAP measures without the comparable GAAP measure;

•	A style of presentation is used that emphasizes the non-GAAP measure over the comparable GAAP measure;

•	Non-GAAP measures are discussed and analyzed without a similar discussion and analysis of the comparable GAAP measures; and

•	Free Cash Flow, a non-GAAP liquidity measure, is presented on a per share basis.

Your presentation appears to be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

Response:

We acknowledge the Staff’s comment and will revise our future earnings releases, as follows to conform to the updated C&DI:

i.	we will describe non-GAAP measures together with an equally prominent description of the comparable GAAP measures;

ii.	any earnings release headlines including non-GAAP measures will also include comparable GAAP measures;

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iii.	our style of presentation will not emphasize non-GAAP measures over the comparable GAAP measures;

iv.	non-GAAP measures will be discussed and analyzed along with a similar discussion and analysis of the comparable GAAP measures; and

v.	Free Cash Flow will not be presented on a per share basis.

*      *      *      *      *

Macquarie Infrastructure Corporation hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions, please telephone me at (212) 231-1799. Thank you for your time and consideration.

Sincerely,

/s/ Liam Stewart
Liam Stewart
Chief Financial Officer

cc:	James Hooke, Chief Executive Officer
Michael Kernan, General Counsel and Corporate Secretary

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